UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2009
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)
Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60486 Frankfurt am Main
Germany
(Address of Principal Executive Offices)
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
          Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

Explanatory note
          On October 21, 2009, Deutsche Bank AG released the following announcement. This Report on Form 6-K is hereby incorporated by reference into Registration Statement No. 333-162195 of Deutsche Bank AG.
Deutsche Bank expects third-quarter 2009 net profit of approximately EUR 1.4 billion
          FRANKFURT AM MAIN, October 21, 2009 — Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) expects that the pre-tax income for the third quarter 2009 will be in the range of EUR 1.3 billion. Moreover, Deutsche Bank anticipates tax credits for the quarter, reflecting primarily the impact of tax exempt income as well as the successful resolution of a number of tax audits relating to prior years. As a result of these factors, net income is currently estimated of approximately EUR 1.4 billion. The Tier 1 capital ratio is expected to be approximately 11.7 per cent at the end of the third quarter. It is expected that all business segments will report positive results.
          All figures remain preliminary and subject to revision. The third-quarter Earnings Release and Interim Report will be published, as scheduled, on 29 October 2009.
Forward-looking statements contain risks
          This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
          By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 24, 2009 on pages 7 through 18 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft

Date: October 21, 2009	By: Name:	/s/ Hubert-Peter Bauer Hubert-Peter Bauer
	Title:	Managing Director

	By: Name:	/s/ Joseph C. Kopec Joseph C. Kopec
	Title:	Managing Director and Senior Counsel